March 18, 2011

Mr. J.B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street N.E.

WASHINGTON, D.C. 20549

USA

Dear Mr. Rosenberg,

RESPONSE TO QUERY (FILE NO. 000-51504)

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) to Genetic Technologies Limited (the “Company”) dated March 11, 2011, concerning the Annual Report filed on Form 20-F for Fiscal Year Ended June 30, 2010 that was filed on December 21, 2010 (the “2010 Annual Report”).

The text of your comment is set forth below:

“You disclose that you engaged PricewaterhouseCoopers in 2010 for non-audit “accounting and other services”.  Please provide us proposed revised disclosure that you would include in future periodic reports that explains the nature of the services you received from PricewaterhouseCoopers.  In addition, please explain to us how these services are not precluded under Rule 2-01(c)(4) of Regulation S-X.  In your response, please specifically address the requirements of Rule 2-01(c)(i) which prohibits auditors from providing bookkeeping or other services related to the accounting records or financial statements of the audit client”.

Reply:

1.                   The non-audit “accounting and other services” to which you refer, as disclosed at Item 16C of the 2010 Annual Report and which amount to $60,000, relate to professional services provided to the Company by PricewaterhouseCoopers (“PwC”).  These services related to the planning, scoping and some controls testing which was expected to be required to enable PwC to opine on the Company’s internal controls over financial reporting for the year ended June 30, 2010.

2.                   However, on July 21, 2010, the passing of the Dodd Frank Act exempted PwC from having to render an opinion on the Company’s internal controls over financial reporting for the 2010 financial year.  As this exemption occurred after year end, but prior to an opinion being rendered, the services did not form part of the audit.

3.                   As this work was not required for the audit of the financial statements, it has been disclosed as a “non-audit” related service.  Further, we confirm that the fees in question are not related to any bookkeeping or other services related to the accounting records or financial statements of the Company, nor was/is PwC engaged to perform any services for the Company which are defined under Rule 2-01(c)(i).

4.                   In future filings, we will include a footnote to the table in Item 16C that clearly discloses the nature of the “non-audit” services provided by PwC along the lines stated above.

The Company acknowledges that:

•                      it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                      Staff comments, or changes to the disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•                      the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above is satisfactory.  Please contact the undersigned at +61 3 8412 7000 if you have any questions concerning this response letter.

Yours sincerely,

GENETIC TECHNOLOGIES LIMITED

/s/THOMAS G. HOWITT
Chief Financial Officer